EXHIBIT 3

Chunghwa Telecom holds investor conference for the first half of 2012 operation results

Date of events: 2012/08/15

Contents:

1.Date of the investor conference:2012/08/30

2.Time of the investor conference:2:00PM

3.Location of the investor conference: Room 1201, No. 21-3, Hsinyi Rd. Sec. 1, Taipei and teleconference

4.Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 1:30PM on August 30, 2012 Taipei time

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/ir

7.Any other matters that need to be specified: Teleconference will be held during 5:00-6:00PM on August 30, 2012 Taipei time.